John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS  66211
Phone: 913.660.0778   Fax: 913.660.9157
 john.lively@1940actlawgroup.com

March 24, 2017

Ms. Debora O’Neal Johnson
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Capital Management Investment Trust (the “Trust”) (File Nos. 33-85242 and 811-08822)

Dear Ms. O’Neal Johnson:

On January 27, 2017, the Trust filed with the Securities and Exchange Commission (the “Commission”) a Post-Effective Amendment No. 37 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 38 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”) relating to changing the Capital Management Mid-Cap Fund (the “Fund”). The Amendment was made to add new disclosure to the Fund’s principal investment strategies to allow the Fund to engage in options trading and short selling. These changes were reflected in the Fund’s prospectus in the principal investment strategies in the Summary Section of the Fund’s prospectus, as well as in the Item 9 (of Form N-1A) disclosure in the prospectus.

You recently provided comments to my colleague relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, making other minor and conforming changes, and updating the financial information for the Fund.

Prospectus

Summary Section / Fees and Expenses of the Fund

1.	Comment: Please provide to the Staff, prior to filing the B-Filing in the correspondence filing, an updated fee table and expense example for the Fund.

Response: The updated fee table and expense example is provided as Exhibit A to this letter.

2.	Comment: Please confirm to the Staff whether the investment advisers to the Fund and the other series portfolios offered in the prospectus filed in the Amendment have the ability to recoup fees waived and expenses reimbursed pursuant to the applicable expense limitation arrangements.

Ms. O’Neal Johnson
U.S. Securities and Exchange Commission
March 24, 2017

Response: The Trust confirms that the advisers have the ability to recoup fees waived and expenses reimbursed pursuant to the applicable expense limitation arrangements. The Trust has added disclosure to the Trust’s registration statement to reflect this fact.

Principal Investment Strategies

3.	Comment: Please provide additional disclosure on the put and call strategy that will be utilized by the Fund. For instance, will the Fund write naked call options or covered call options.

Response: The Trust has revised the disclosure as you have requested.

4.	Comment: Please advise whether the fee table will include interest and dividend expense relative to the anticipated short sales.

Response: The advisers have confirmed to the Trust that while the utilization of short sales is a principal investment strategy of the Fund and the other series portfolios described in the Amendment, it is not anticipated that the expenses incurred associated with short sales (i.e., interest and dividend expense) will be so extensive as to adjust the fee table presentation in the B-Filing. However, the Trust confirms that to the extent such expenses are incurred in the future, they will be reflected in subsequent updates to the Trust’s registration statement fee table disclosures.

5.	Comment: Please clarify the penultimate risk in the list of risk under the header, “Derivative Instruments Risk.”

Response: The Trust has revised the disclosure as you have requested.

6.	Comment: If applicable, please add leverage risks to the risk disclosures contained in the prospectus filed in the Amendment.

Response: The Trust has indicated that, other than with respect to short sales, neither the Fund nor any of the other series portfolios offered in the Trust’s registration statement will engage in transactions that will utilized leverage. Insofar as the Fund (or the other series portfolios offered in the Trust’s registration statement) engage in short sales and leverage is created, the Trust believes the risks associated with shorts sales risk is adequately disclosed.

Performance

7.	Comment: Please provide the performance disclosure for the Fund, prior to filing the B-Filing in the correspondence filing.

Response: The performance disclosure for the Fund is provided as Exhibit B to this letter. We note that the bar chart has been excluded. This charts will be inserted into the B-Filing. We can provide a copy of that to you upon request.

8.
COMMENT: Item 9(d) of Form N-1A requires a disclosure to the effect that the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available (i) in the Fund’s SAI; and (ii) on the Fund’s website, if applicable. If these policies and procedures are available on the Fund’s website, please add appropriate disclosure. If not, the disclosure is fine as is.

Ms. O’Neal Johnson
U.S. Securities and Exchange Commission
March 24, 2017

Response: The Trust has not made any adjustments to the disclosure as the policies and procedures are not on the Fund’s website.

9.
COMMENT: The last page of the prospectus provides the privacy policy. The disclosure in that policy indicates that the privacy policy is not part of the prospectus. Please either remove that disclosure or remove the privacy policy.

Response: The Trust has revised the disclosure to remove the statement that the privacy policy is not part of the prospectus.

Statement of Additional Information

10.
COMMENT: In the section of the Statement of Additional Information (“SAI”) labeled, “Other Investment Policies – Derivative Instruments – Writing Covered Put Options,” please review the disclosure regarding the use of a segregated account. The staff believes that there should be some discussion of an offsetting position that may be used to cover the obligation described in this section.

Response: The Trust has revised the disclosure as you have requested.

11.	COMMENT: The section of the SAI labeled, “Investment Restrictions” do not state the Fund’s policy with respect to making loans although it has such a policy that is non-fundamental. Please address.

Response: The Trust has revised the disclosure to address your comment.

* *  *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

Ms. O’Neal Johnson
U.S. Securities and Exchange Commission
March 24, 2017

Exhibit A

Fees and Expenses of the Fund. This table describes the fees and expenses that you may pay if you buy and hold shares of the Mid-Cap Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $250,000 in certain funds in the Capital Management Investment Trust (“Trust”) with a similar sales charge. More information about these and other discounts is available from your financial professional and in the section “Investing in the Fund – Investor Shares” beginning on page __ of the Mid-Cap Fund’s prospectus (“Prospectus”) and the section “Purchase of Shares – Reduced Sales Charges” beginning on page [21] of the Mid-Cap Fund’s statement of additional information (“SAI”).

Shareholder Fees (fees paid directly from your investment)

	Institutional Shares	Investor Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	3.00%
Redemption Fee (as a percentage of the amount redeemed, if applicable).	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a % of the value of your investment)

	Institutional Shares	Investor Shares
Management Fees	1.00%	1.00%
Distribution (12b-1) Fees	0.00%	0.75%
Other Expenses	0.64%	0.64%
Acquired Fund Fees and Expenses	0.03%	0.03%
Total Annual Fund Operating Expenses [1]	1.67%	2.42%
Fee Waiver and/or Expense Reimbursement [2]	0.14%	0.14%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement [1,2]	1.53%	2.28%

1
“Total Annual Fund Operating Expenses” will not correlate to the Mid-Cap Fund’s ratio of expenses to average net assets in the Mid-Cap Fund’s Financial Highlights, which reflects the operating expenses of the Mid-Cap Fund and does not include “Acquired Fund Fees and Expenses.”

2
Capital Management Associates, Inc. (the “Advisor”) has entered into a contractual agreement with the Mid-Cap Fund under which it has agreed to waive or reduce its fees and to assume other expenses of the Mid-Cap Fund, if necessary, in an amount that limits “Total Annual Fund Operating Expenses” (exclusive of interest, taxes, brokerage fees and commissions, extraordinary expenses, payments, if any, under a Rule 12b-1 Plan, and Acquired Fund Fees and Expenses) to not more than 1.50%. Each waiver or reimbursement of an expense by the Adviser is subject to repayment by the Fund within three fiscal years following the fiscal year in which the expense was incurred, provided the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or reimbursement and at the time the waiver or reimbursement is recouped. The contractual agreement cannot be terminated prior to April 1, 2018 without the Trust’s Board of Trustees’ approval.

Ms. O’Neal Johnson
U.S. Securities and Exchange Commission
March 24, 2017

Expense Example. This Example is intended to help you compare the cost of investing in the Mid-Cap Fund with the cost of investing in other mutual funds. This expense example assumes that you invest $10,000 in the Mid-Cap Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The expense example also assumes that your investment has a 5% return each year and the Mid-Cap Fund’s operating expenses remain the same, and the contractual agreement to limit expenses remains in effect only until April 1, 2018. Although your actual costs may be higher or lower, based on the assumptions your cost would be:

Period Invested	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$156	$ 513	$ 894	$ 1,965
Investor Shares	$ 524	$ 1,019	$ 1,540	$ 2,963

Ms. O’Neal Johnson
U.S. Securities and Exchange Commission
March 24, 2017

Exhibit B

Performance. The bar chart and table shown below provide some indication of the risks of investing in the Mid-Cap Fund by showing changes in the performance of the Mid-Cap Fund’s Institutional Shares from year to year and by showing how the Mid-Cap Fund’s average annual returns for 1, 5 and 10 years compare with those of a broad-based securities market index. The Mid-Cap Fund’s past performance (before and after taxes) is not necessarily an indication of how the Mid-Cap Fund will perform in the future.

Annual Total Returns

[Insert Bar Chart Here]

Quarterly Returns During This Time Period

Highest	15.15% (quarter ended June 30, 2009)
Lowest	-25.85% (quarter ended December 31, 2008)
Year to Date	12.88% (quarter ended December 31, 2016)

Average Annual Total Returns (For the Period Ended December 31, 2016)	1 Year	5 Years	10 Years
Capital Management Mid-Cap Fund – Institutional Shares
Before taxes	12.88%	12.63%	6.54%
After taxes on distributions	10.81%	11.46%	5.70%
After taxes on distributions and sale of shares	9.79%	10.39%	5.38%
Capital Management Mid-Cap Fund – Investor Shares Before taxes (includes maximum sales loads)	8.70%	11.18%	5.45%
Russell Mid-Cap Value Index (reflects no deduction for fees, expenses or taxes)	20.00%	15.69%	7.57%
S&P 500 Total Return Index (reflects no deduction for fees, expenses or taxes)	11.96%	14.64%	6.94%

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown and are not applicable to investors who hold Mid-Cap Fund shares through tax-deferred arrangements, such as an individual retirement account (IRA) or 401(k) plan. After-tax returns are shown for only one class of shares and after-tax returns will vary for other classes.